UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under

Section 14(d)(4) of the Securities Exchange Act of 1934

AMENDMENT NO. 4

SALIX PHARMACEUTICALS, LTD.

(Name of Subject Company)

SALIX PHARMACEUTICALS, LTD.

(Name of Person Filing Statement)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

795435106

(CUSIP Number of Common Stock)

Robert P. Ruscher

Executive Chairman

Salix Pharmaceuticals, Ltd.

8540 Colonnade Center Drive, Suite 501

Raleigh, North Carolina 27615

(919) 862-1000

(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person filing statement)

Copy to:

Donald R. Reynolds, Esq.

Alexander M. Donaldson, Esq.

Wyrick Robbins Yates & Ponton LLP

4101 Lake Boone Trail, Suite 300

Raleigh, North Carolina 27607

(919) 781-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on April 23, 2003 (as subsequently amended, the “Schedule 14D-9”), by Salix Pharmaceuticals, Ltd., a Delaware corporation (“Salix”), relating to the tender offer made by Saule Holdings Inc. (“Saule Holdings”), a wholly owned subsidiary of Axcan Pharma Inc. (“Axcan”), as set forth in a Tender Offer Statement filed by Axcan on Schedule TO, dated April 10, 2003 (as subsequently amended, the “Schedule TO”), to pay $10.50 net to the seller in cash, without interest thereon, for each share of common stock, par value $0.001 per share, of Salix (the “Common Stock”), together with associated rights to purchase Series A Junior Participating Preferred Stock, par value $0.001 per share (the “Rights”, and together with the Common Stock, the “Shares”), upon the terms and subject to the conditions set forth in the Schedule TO. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 14D-9.

Item 4. The Solicitation or Recommendation.

(a) Recommendation of the Board of Directors

Subsection (a) of Item 4 is amended by adding after the last paragraph of subsection (a) on page 4 the following:

“After careful consideration, including a thorough review of the Revised Offer with independent financial and legal advisors, the Salix Board unanimously recommends that Salix stockholders reject the Revised Offer and not tender their Shares in the Revised Offer. The Salix Board believes that the Revised Offer remains grossly inadequate and not in the best interests of Salix or its stockholders. The factors relied upon by the Salix Board in making its recommendation are described in greater detail below, and include those considered with respect to the original Offer, the principal of which were the following:

•	the Salix Board believes that Salix is poised for significant growth and profitability, and can better enhance stockholder value by continuing to execute its business plan, which is expected to make Salix become profitable in the second half of 2004 based on Colazal® sales alone;

•	the Revised Offer does not adequately reflect the true value of Salix’s currently marketed product or its two products under development, which are

•	balsalazide disodium, which Salix markets in the United States under the tradename Colazal as a treatment for ulcerative colitis, an oral formulation of the active therapeutic agent 5-ASA that delivers 99% of the drug to the colon and which is the fastest growing drug of its kind in the marketplace based on 2002 prescriptions (“Balsalazide” or “Colazal”),

•	Rifaximin, a broad-spectrum, gastrointestinal-specific, oral antibiotic that received an approvable letter from the FDA in October 2002 (“Rifaximin”) and that Salix expects to launch in 2004 and believes will be more successful than Colazal in terms of revenue, and

•	a patented, granulated formulation of mesalamine licensed from Dr. Falk Pharma GmbH in July 2002 (the “Falk Mesalamine Product”), which has a prolonged release mechanism that should allow Salix to expand its treatment options for ulcerative colitis;

•	The Revised Offer does not adequately reflect Salix’s proven ability to in-license, complete any required development,

and	launch and sell drugs through its gastroenterology-focused specialty sales force;

•	the Revised Offer represents an opportunistic attempt by Axcan to acquire Salix at a time when the Common Stock price is artificially and temporarily depressed, including negative effects of general market conditions and a downturn in the specialty pharmaceutical sector;

•	the Revised Offer does not adequately reflect the commercial potential of Salix’s products or Salix’s reputation for integrity and quality in the medical community, based in part on discussions with leading medical authorities in the fields of gastroenterology, hepatology and infectious disease who are familiar with Salix and its products; and

•	the oral opinion of Salix’s independent financial advisor, Wachovia Securities, that as of May 23, 2003 the Revised Offer was inadequate to the holders of the Shares from a financial point of view.

In summary, the Board concluded that Salix and its stockholders are on the cusp of realizing the benefits of the significant investments it has made during the past few years under its current business plan. Consequently, the Salix Board believes the Revised Offer is inconsistent with the Board’s objective of enhancing stockholder value and that Salix, by continuing to execute its business plan, can better enhance stockholder value.

Accordingly, the Board of Directors unanimously recommends that stockholders reject the Revised Offer and not tender their Shares pursuant to the Revised Offer.

A letter communicating the Salix Board’s recommendation to its stockholders is filed as Exhibit 15 to this statement and incorporated herein by reference.”

(b) Background

Subsection (b) of Item 4 is amended by adding after the last paragraph of subsection (b) on page 10 the following:

“On May 20, 2003, Axcan publicly announced that it was increasing the Offer price from $8.75 per Share to $10.50 per Share. On the same day, Salix issued a press release acknowledging Axcan’s announcement of the Revised Offer. Salix stated that its Board of Directors would evaluate the Revised Offer and requested stockholders to defer making a determination whether to accept or reject the Revised Offer until they have been advised of Salix’s recommendation with respect to the Revised Offer.

On May 23, 2003, the Salix Board of Directors met with Salix’s senior management, its legal advisors, Wyrick Robbins Yates & Ponton LLP and Morris Nichols Arsht & Tunnell, and its independent financial advisor, Wachovia Securities, to assess the Revised Offer. The Board reviewed with these advisors, among other things, the Revised Offer, Salix’s current and prospective operations, the current and prospective markets for Colazal, Rifaximin and the Falk Mesalamine Product, Salix’s business plan, past discussions and informal proposals from other companies interested in a business combination with Salix, and strategic alternatives. The Salix Board also received and considered updates of recent operational, financial and medical developments concerning Salix. The Board again considered Salix’s commercialization infrastructure and sales force and its success to date in carrying out the business plan. Wachovia Securities delivered its oral opinion that, as of May 23, 2003, the Revised Offer was inadequate to the holders of Shares from a financial point of view. As a part of the Board’s deliberations at this meeting, the non-employee directors met with Salix’s independent financial and legal advisors outside of the presence of the employee directors and other members of management.

After careful consideration, including its consultations with independent financial, medical and legal advisors, the Board unanimously concluded that the Revised Offer remains grossly inadequate and that it would recommend that Salix’s stockholders reject the Revised Offer. The Board of Directors noted its belief that the Revised Offer, like the original Offer, was opportunistic, significantly undervalued Salix’s business, and was not consistent with the Board’s objective of enhancing stockholder value.”

(c) Reasons for the Board’s Recommendation; Factors Considered by the Board.

Subsection (c) of Item 4 is amended by adding after the last paragraph of subsection (c) on page 12 the following:

“In reaching the unanimous conclusion that the Revised Offer remains grossly inadequate and the recommendation described above, the Salix Board of Directors took into account its consultations with its senior management and independent financial, medical and legal advisors and the following factors, among others:

(i) The Salix Board believes Salix is poised for significant growth and profitability and can better enhance stockholder value by continuing to execute its business plan. The Board reviewed Salix’s success in implementing its strategy to date and believes that Salix has made significant investments over the past few years to build the infrastructure and experience to successfully in-license, complete any required development, and launch and sell gastroenterology drugs. The Board concluded that Salix and its stockholders are on the cusp of realizing the benefits of the significant investments it has made over the past few years under its current business plan. Specifically, Salix is positioned to continue growing Colazal sales and to sell additional products, thus significantly increasing revenue without having to incur significant additional expenses. As a result, based on its current expectations and assumptions regarding Colazal sales, Salix expects to become profitable in the second half of 2004 regardless of the status of Rifaximin, and believes it will be profitable for the year ending December 31, 2004 if Rifaximin is approved and launched in 2004 as expected.

(ii) The Salix Board believes that the Revised Offer represents an opportunistic attempt by Axcan to acquire Salix at a time when the Common Stock price is artificially and temporarily depressed, including negative effects of general market conditions and a downturn in the specialty pharmaceutical sector. The closing price for the Shares was $7.28 on April 9, 2003, the day prior to the unsolicited Offer, and was $11.75 on May 19, 2003, the day prior to the Revised Offer.

(iii) The Revised Offer does not adequately reflect the commercial potential of Salix’s products or Salix’s reputation for integrity and quality in the medical community, based in part on discussions with leading medical authorities in the fields of gastroenterology, hepatology and infectious disease who are familiar with Salix and its products.

(iv) The $10.50 Revised Offer price has remained below the market price of the Common Stock at all times since the public announcement of the Revised Offer on May 20, 2003. The closing price per share of the Shares on the Nasdaq National Market System on May 22, 2003, the last trading day prior to the date of this statement was $11.77.

(v) The Salix Board’s assessment, after consultations with Salix’s independent financial, legal and medical advisors, that Salix’s business has significantly greater value than the Revised Offer.

(vi) Salix currently has a strong balance sheet, including cash, cash equivalents and investments of approximately $47.0 million, or more than $2.00 per outstanding Share as of March 31, 2003, and no long-term debt.

(vii) Both before and after the announcement of the original Offer on April 10, 2003, Salix and its independent financial advisors have received unsolicited indications of interest from third parties with respect to a potential transaction with Salix.

(viii) The Salix Board of Directors considered the taxable nature of the cash consideration to be paid to holders of Shares in the Revised Offer and the fact that Salix stockholders would not be afforded an opportunity to share in potential increases in the long-term value of Salix.

(ix) The Revised Offer remains highly conditional, as noted in this statement previously, which results in significant uncertainty that the Revised Offer will be consummated.

In light of the above factors, as well as the factors considered by the Salix Board in its prior deliberations and set forth in this statement previously, the Salix Board unanimously determined that the Revised Offer is not in the best interests of Salix and Salix’s stockholders. Accordingly, based on the foregoing, the Salix Board recommends that you reject the Revised Offer and not tender your Shares pursuant to the Revised Offer.

The foregoing discussion of the information and factors considered by the Salix Board is not intended to be exhaustive but addresses all of the material information and factors considered by the Salix Board in its consideration of the Revised Offer. In view of the variety of factors and the amount of information considered, the Salix Board did not find it practicable to provide specific assessments of, to quantify or otherwise to assign any relative weights to, the specific factors considered in determining to recommend that stockholders reject the Revised Offer. This determination was made after consideration of all the factors taken as a whole. In addition, individual members of the Salix Board may have given differing weights to different factors.”

Item 7. Purposes of the Transaction and Plans or Proposals.

Item 7 is amended by deleting it in its entirety and inserting in lieu thereof the following:

“Salix has received from other parties, both before and after announcement of the Offer, unsolicited indications of interest with respect to strategic transactions, and the Salix Board will continue to carefully consider legitimate proposals in the exercise of its duties to its stockholders. As a part of Salix’s existing business strategy, it is in discussions with third parties regarding a co-promotion agreement with respect to Rifaximin. For the purpose of enhancing stockholder value, our response to indications of interest or these discussions might involve negotiations regarding:

•	any tender offer or other acquisition of the Common Stock by Salix, any of Salix’s subsidiaries or any other person;
•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving Salix or any of its subsidiaries;
•	any purchase, sale or transfer of a material amount of assets of Salix or any of its subsidiaries; or
•	any material change in the present dividend policy, or indebtedness or capitalization of Salix or any of its subsidiaries.

Consistent with its fiduciary duties, the Salix Board of Directors will continue to consider any and all strategies to best serve the interests of Salix and its stockholders.

Other than as described above, Salix is not currently engaged in negotiations or discussions with Axcan or any other party in response to the Offer, including as revised, that relate to or would result in any such transaction. Salix has not entered into any transaction, board resolution, agreement in principal or signed contract for any such action in response to the Offer.

Because Salix has received other unsolicited indications of interest and carefully considers any legitimate proposals in the interests of the stockholders, its Board of Directors has determined that disclosure of the specific terms of any such indications of interest or proposals, or discussions or negotiations that have occurred in the past or might occur in the future, including the identities of the parties thereto, might be detrimental to the best interests of Salix and its stockholders. Accordingly, at the meeting held April 22, 2003, the Salix Board adopted a resolution instructing management to maintain the confidentiality of any such discussion or negotiations, including the principal terms thereof and the identities of the parties thereto.”

Item 9. Exhibits.

Item 9 is amended by adding the following exhibit:

Exhibit No.

Exhibit 15.	Letter to the Company’s stockholders dated May 23, 2003. **

**	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SALIX PHARMACEUTICALS, LTD.

By:	/s/ ROBERT P. RUSCHER
Robert P. Ruscher Executive Chairman

Dated: May 23, 2003